EXHIBIT 12(b)

                FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
        COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                    PREFERRED STOCK DIVIDEND REQUIREMENTS

                                            Years Ended December 31,
                                      1993         1992       1991        1990       1989
                                             (Thousands of Dollars)
Earnings, as defined:
 Net income                         $467,960     $514,800   $417,517    $424,804   $436,885
 Income taxes                        239,890      264,588    183,364     182,587    204,863
 Fixed charges, as below             348,028      338,219    326,686     312,812    305,509

   Total earnings, as defined     $1,055,878   $1,117,607   $927,567    $920,203   $947,257

Fixed charges, as defined:
 Interest expense                   $327,085     $315,799   $311,152    $302,869   $292,747
 Rental interest factor                9,501        9,567      6,353       5,192      6,604
 Fixed charges included in
     nuclear fuel cost                11,442       12,853      9,181       4,751      6,158

   Total fixed charges,
       as defined                    348,028      338,219    326,686     312,812    305,509

Non-tax deductible preferred
    stock dividend requirements       42,663       43,901     41,256      43,600     43,782
Ratio of income before income
    taxes to net income                 1.51         1.51       1.44        1.43       1.47

Preferred stock dividend
    requirements before
    income taxes                     64,421        66,291     59,409      62,348      64,360

Combined fixed charges and
    preferred stock dividend
    requirements                   $412,449      $404,510   $386,095    $375,160    $369,869

Ratio of earnings to combined
    fixed charges and preferred
    stock dividend requirements        2.56          2.76       2.40       2.45        2.56
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